Exhibit 12
VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31
Amounts in Thousands

	2006	2005	2004	2003	2002
Fixed charges:
Interest expense before capitalization credits	$31,310	$39,080	$42,260	$55,345	$56,601
Amortization of financing costs	363	711	611	291	298
One-third of rental expense	27,240	22,520	16,553	15,140	16,976

Total fixed charges	$58,913	$62,311	$59,424	$70,776	$73,875

Earnings from continuing operations before income taxes	$703,461	$480,237	$375,566	$335,080	$329,195
Fixed charges	58,913	62,311	59,424	70,776	73,875
Capitalized interest credits	(5,000)	(1,934)	(1,980)	(2,116)	(2,896)
Amortization of capitalized interest	1,241	1,054	839	624	463

Earnings before income taxes as adjusted	$758,615	$541,668	$433,849	$404,364	$400,637

Ratio of earnings to fixed charges	12.9	8.7	7.3	5.7	5.4